Exhibit 99.6

PRESS RELEASE

United Arab Emirates: TotalEnergies Enters in the Bab Gas Cap

Concession

Paris, June 24, 2026 –TotalEnergies has signed its entry into the Bab Gas Cap Concession in Abu Dhabi, with a 10% interest, alongside ADNOC (60%), bp (10%), CNPC (8%), JODCO/INPEX (5%), ZhenHua (4%) and GS Energy (3%).

This new concession, operated by ADNOC Onshore, will enable the partners to develop the large gas cap resources of the Bab onshore field, with a target production rate of 1.5 billion cubic feet per day. It builds on the 2015 renewal for 40 years of the Onshore oil concession (formerly ADCO).

Since then, TotalEnergies, alongside ADNOC and its partners, has worked to advance the development of the Bab Gas Cap, which represents a significant growth opportunity. The project also aligns with Abu Dhabi’s strategy to expand both its liquids production from condensates and its gas output while reinforcing its LNG value chain, notably the Ruwais LNG project, in which TotalEnergies also holds 10% interest.

“I would like to thank the Supreme Council for Financial and Economic Affairs of Abu Dhabi for its continued trust. In the current context, this entry in a new concession underlines TotalEnergies’ commitment to stand alongside ADNOC, our historic partner in Abu Dhabi, and to keep contributing to the development of the United Arab Emirates’ significant hydrocarbon resources. The Bab Gas Cap project is well in line with TotalEnergies’ Upstream strategy by adding low-cost, low-emissions resources with significant potential for production growth”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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TotalEnergies in the United Arab Emirates

TotalEnergies has been present in the United Arab Emirates for 87 years and is today the 1st foreign company active in the country, present across the entire energy value chain. In the Upstream sector, through its long-standing partnership with ADNOC, TotalEnergies in the UAE holds interests in nearly all major concessions and is one of the main contributors to the Company’s hydrocarbon production with 393,000 barrels of oil equivalent per day in 2025.

TotalEnergies in the UAE also holds interests across the natural gas and LNG value chain. The Company has a 5% stake in ADNOC LNG, which processes associated gas from ADNOC Offshore to produce LNG, LPG and condensates. In July 2024, TotalEnergies further strengthened its LNG position by acquiring a 10% stake in the Ruwais LNG project, which includes a new liquefaction plant with two electric trains totaling 9.6 Mt/y of capacity.

In addition, TotalEnergies continues to expand its presence in renewable energies in the UAE, particularly in distributed solar generation, and operates a lubricants blending plant supplying the Middle East region.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).